Exhibit 1.1

COMMERCE ENERGY GROUP

Power Efficiency Corporation

3900 Paradise Road, Suite 283
Las Vegas, NV 89109

Re:                               Offer to Purchase 180,723 Shares of Series A-1 Convertible

Preferred Stock and Warrants to Purchase Common Stock

Ladies and Gentlemen:

In accordance with our discussions with Power Efficiency Corporation (the “Company”), Commerce Energy Group, Inc., a Delaware corporation (“Commerce”), hereby offers to purchase 180,723 shares (the “Shares”) of Series A-1 Convertible Preferred Stock of the Company (the “Series A-1 Stock”) and  Warrants to purchase 75,000 shares of Common Stock of the Company (the “Warrants”), on the following terms and conditions:

1.  Purchase Price.  The aggregate purchase price for the Shares and Warrants is the termination, effective the date the Shares and Warrants are issued (the “Closing Date”), of that certain Single Phase Technology License Agreement dated October 11, 2004, between Commerce and the Company (the “Agreement”), a copy of which is attached hereto as Exhibit A, so that as of the Closing Date the Agreement will be cancelled and of no further force or effect.

2.  Terms of Warrants.  The Warrants will allow Commerce to purchase, at any time prior to the fifth anniversary following the Closing Date, and at Commerce’s sole and absolute discretion, 75,000 shares of Common Stock of the Company at a price which is equal to two hundred percent (200%) of the 5-day average of the closing sales price of shares of Common Stock of the Company on the OTC Bulletin Board prior to the Closing Date (the “Average Sales Price”).

3.  Consent; Waiver of Series A-1 Antidilution Provisions.  The requisite percentage of holders of the Series A-1 Stock shall have consented to the issuance of the Shares and shall have waived the applicability of the antidilution provisions of the Series A-1 Stock to this transaction.

4.  Securities Law Compliance.  Commerce confirms that it is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”), and that in order  to comply with the requirements of Section 4(2) of the 1933 Act and any applicable state securities or blue sky laws Commerce represents and warrants that it is acquiring the Shares and the Warrants for investment purposes only and not with a view to the resale or distribution thereof.

5.  Company Action.  This transaction shall have been approved by the requisite vote of members of the Board of Directors of the Company who are independent of Commerce.

If the foregoing sets forth our understanding, please indicate your agreement by signing  and returning the enclosed copy of this letter.

Very truly yours,

COMMERCE ENERGY GROUP, INC.

		By:	/s/ Richard Boughrum
		Name:	Richard Boughrum
		Title:	Senior Vice President & Chief Financial Officer

		By:	/s/ Kenneth Robinson
		Name:	Kenneth Robinson
		Title:	Controller

AGREED TO AND ACCEPTED AS
OF THE 22nd DAY OFAPRIL, 2005:

POWER EFFICIENCY CORPORATION

By:	/s/ Steven Strasser
Name: Steven Strasser
Title: CEO